As filed with the Securities and Exchange Commission on November 22, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

PXRE GROUP LTD.
(Exact name of registrant as specified in its charter)

Bermuda (State or other jurisdiction of incorporation or organization)	PXRE House 110 Pitts Bay Rd. Pembroke HM 08 Bermuda (441) 296-5858	98-0214719 (I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation
111 Eighth Avenue
13th Floor
New York, New York 10011
(212) 894-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Nancy H. Corbett, Esq.
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5300

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Shares, par value $1.00 per share (2)	34,090,906 Shares	$13.33	$454,431,777	$53,487

(1)	Estimated in accordance with Rule 457(c) of the Securities Act of 1933 solely for the purpose of calculating the registration fee based upon the average of the high and low prices of our common shares reported on the New York Stock Exchange on November 21, 2005.
(2)	Represents common shares being registered hereunder held directly by the selling shareholders or to be held by the selling shareholders upon conversion of convertible common shares held by such selling shareholders.

     Pursuant to Rule 416 under the Securities Act of 1933, to the extent additional common shares (or convertible common shares) may be issued or issuable as a result of a stock split or other distribution declared at any time by the Board of Directors while this registration statement is in effect, this registration statement is hereby deemed to cover all such additional common shares (or convertible common shares).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 22, 2005

PROSPECTUS

PXRE GROUP LTD.

34,090,906 COMMON SHARES

     The 34,909,906 common shares offered by this prospectus may be sold from time to time by or on behalf of certain of our shareholders. See “Selling Shareholders” and “Plan of Distribution.” The shares were originally issued by PXRE in connection with the mandatory exchange of our previously outstanding series D perpetual preferred shares into our common shares, or with respect to certain of our shareholders, into our series B convertible common shares. We will not receive any of the proceeds from the sale of our common shares by the selling shareholders.

     SEE “RISK FACTORS” BEGINNING ON PAGE 1 TO READ ABOUT RISKS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON SHARES.

     As used in this prospectus, except as otherwise specified, the terms “PXRE,” “we,” “us” and “our” refer to PXRE Group Ltd. Our common shares are listed on the New York Stock Exchange under the symbol “PXT.” The closing price of our common shares on the New York Stock Exchange was $13.37 per share on November 21, 2005.

     Our principal executive offices are located at PXRE House, 110 Pitts Bay Road, Pembroke HM 08, Bermuda, and our telephone number at that location is (441) 296-5858.

     The selling shareholders may sell all or a portion of the shares offered hereby from time to time through public or private transactions on or off the New York Stock Exchange, in negotiated transactions or otherwise, and at prevailing market prices or negotiated prices, all as more fully described under “Plan of Distribution.”

     You should rely only on the information contained in this prospectus, including the information in the documents incorporated by reference. We have not, and no dealer or salesman has, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and no dealer or salesman is, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO OFFERED SECURITIES MAY BE OFFERED OR SOLD IN BERMUDA AND OFFERS MAY ONLY BE ACCEPTED FROM PERSONS RESIDENT IN BERMUDA, FOR BERMUDA EXCHANGE CONTROL PURPOSES, WHERE SUCH OFFERS HAVE BEEN DELIVERED OUTSIDE BERMUDA. PERSONS RESIDENT IN BERMUDA, FOR BERMUDA EXCHANGE CONTROL PURPOSES, MAY REQUIRE THE PRIOR APPROVAL OF THE BERMUDA MONETARY AUTHORITY IN ORDER TO ACQUIRE ANY OFFERED SECURITIES.

The date of this prospectus is           , 2005.

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(i)

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RISK FACTORS

An investment in our common shares involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained or incorporated by reference in this prospectus, before investing in our common shares. The risks and uncertainties described below are not the only ones we face. However, these are the risks our management believes are material. Additional risks not presently known to us or that we currently deem immaterial may also impair our business or results of operations. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition, and a corresponding decline in the market price of our common shares. You could lose all or part of your investment.

Because of exposure to catastrophes, our financial results may vary significantly from period to period.

     As a reinsurer of property catastrophe-type coverages in the worldwide marketplace, our operating results in any given period depend to a large extent on the number and magnitude of natural and man-made catastrophes such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots and floods. For example, Hurricanes Katrina and Rita resulted in net losses of $349.9 million, after tax, reinsurance recoveries on our outwards reinsurance program and the impact of inwards and outwards reinstatements and additional premiums as of September 30, 2005. While we may, depending on market conditions, purchase catastrophe retrocessional coverage for our own protection, the occurrence of one or more major catastrophes in any given period could nevertheless have a material adverse impact on our results of operations and financial condition and result in substantial liquidation of investments and outflows of cash as losses are paid.

We may be overexposed to losses in certain geographic areas for certain types of catastrophe events.

     As we underwrite risks from a large number of insurers based on information generally supplied by reinsurance brokers, we may develop a concentration of exposure to loss in certain geographic areas prone to specific types of catastrophes. For example, we are significantly exposed to losses arising from hurricanes in the southeastern United States, earthquakes in California, the midwestern United States and Japan, and to windstorms in northern Europe. We have developed systems and software tools to monitor and manage the accumulation of our exposure to such losses and have established guidelines for maximum tolerable losses from a single event or multiple catastrophic events based on historical data. However, no assurance can be given that these maximums will not be exceeded by some future catastrophe.

We operate in a highly competitive environment.

     We compete with numerous companies, many of which have substantially greater financial, marketing and management resources. In particular, we compete with reinsurers that provide property-based lines of reinsurance, such as ACE Tempest Reinsurance Ltd., Arch Reinsurance Ltd., Aspen Insurance Holdings Limited, AXIS Reinsurance Company, Endurance Specialty Insurance Ltd., Everest Reinsurance Company, IPC Re Limited, Lloyd’s of London syndicates, Montpelier Reinsurance Ltd., Munich Reinsurance Company, Partner Reinsurance Company Ltd., Platinum Underwriters Reinsurance, Inc., Renaissance Reinsurance Ltd., Swiss Reinsurance Company and XL Re Ltd. Competition varies depending on the type of business being insured or reinsured and whether we are in a leading position or acting on a following basis.

Reinsurance prices may decline, which could affect our profitability.

     Demand for reinsurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, general economic conditions and underwriting results of primary property insurers. The supply of reinsurance is related to prevailing prices, recent loss experience and levels of surplus capacity. All of these factors fluctuate and may contribute to price declines generally in the reinsurance industry. Our recent, and anticipated, growth relates in part to improved industry pricing. Premium rates or other terms and conditions of trade may vary in the future. If any of these factors were to cause the demand for reinsurance to fall or the supply to rise, our profitability could be adversely affected.

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Reserving for losses includes significant estimates, which are subject to inherent uncertainties.

     Our success is dependent upon our ability to assess accurately the risks associated with the businesses that we insure and reinsure. Claim reserves represent estimates involving actuarial and statistical projections, at a given point in time, of our expectations of the ultimate settlement and administration costs of claims incurred. We utilize actuarial models as well as historical insurance industry loss development patterns to assist in the establishment of appropriate claim reserves. In reserving for catastrophe losses, our estimates are influenced by underwriting information provided by our clients, industry catastrophe models and our internal analyses of this information. As an event matures, we rely more and more on our development patterns by type of event as well as contract information to project ultimate losses for the event. This process can cause our ultimate estimates to differ significantly from initial projections.

     Our estimate of the ultimate liability for gross loss and loss expenses arising from Hurricanes Katrina and Rita of $577.2 million as of September 30, 2005 is based mainly on modeling, a review of exposed reinsurance contracts and discussions with numerous clients. Although we have begun to receive loss notices with respect to Hurricanes Katrina and Rita, many of these notices are precautionary in nature with no supporting loss information and as of September 30, 2005, we paid no claims with respect to Hurricane Katrina or Hurricane Rita. In addition, our estimates are subject to a high level of uncertainty arising out of extremely complex and unique causation and coverage issues, including the appropriate attribution of losses to wind or flood damage as opposed to other perils such as fire, business interruption or civil commotion. The underlying policies generally contain exclusions for flood damage; however, water damage caused by wind may be covered. We expect that causation and coverage issues may not be resolved for a considerable period of time and may be influenced by evolving legal and regulatory developments.

     Our actual losses from Hurricanes Katrina and Rita may exceed our best estimate as a result of, among other things, the receipt of additional information from clients, the attribution of losses to coverages that for the purpose of our estimates we assumed would not be exposed, and inflation in repair costs due to the limited availability of labor and materials, in which case our financial results could be further materially adversely affected. Moreover, in establishing our best estimate of liability for loss and loss expenses relating to Hurricanes Katrina and Rita, we have made a number of complex and subjective assumptions and judgments. For example, we have assumed that the industry-wide insured losses from Hurricane Katrina will be approximately $30.0 billion to $40.0 billion, and those from Hurricane Rita will be approximately $2.5 billion to $6.0 billion. These assumptions are based, in part, on a variety of industry sources that have published estimates for these events, and we cannot assure you that the actual industry-wide insured losses from Hurricanes Katrina and Rita will not be materially greater than the estimates on which we are relying upon in our analyses.

     In developing our best estimate, we have also assumed flood damage exclusions contained in our cedent’s underlying insurance policies will be effective. We understand that various lawsuits have been filed seeking to invalidate such flood damage exclusions on various grounds, including a suit filed by the Attorney General for the State of Mississippi. If such lawsuits were to successfully invalidate the underlying flood damage exclusions, our liabilities for losses and loss expenses relating to Hurricanes Katrina and Rita could prove to be inadequate, with a consequent material adverse impact on our future earnings and shareholders’ equity.

     In our casualty and finite business, given our limited experience we do not have established historical loss development patterns that can be used to establish these loss liabilities. For these lines of business, we rely on loss development patterns that have been estimated from industry or client data, which may not accurately represent the true development pattern for the business we wrote. For property lines of business, reserves may differ from ultimate settlement values due to the infrequency of some types of catastrophe losses, the incompleteness of information in the wake of a major catastrophe and delay in receiving that information. We may also seek to enter into commutations of reinsurance contracts of exited lines businesses. Actual claims and claim expenses paid, including commutations, may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements.

     If our claim reserves are determined to be inadequate, we will be required to increase claim reserves at the time of such determination with a corresponding reduction in our net income in the period in which the deficiency is rectified. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations, in a particular period, or our financial condition in general. As a compounding factor, although most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies, thereby further adversely affecting our financial condition.

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A decline in the rating assigned to our claims-paying ability may impact our potential to write new and renewal business.

     The property catastrophe reinsurance market is highly sensitive to the ratings assigned by the rating agencies. Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., which we refer to as “S&P,” decided on September 29, 2005, based on “the inherent volatility from PXRE’s monoline catastrophe [business]... that is inconsistent with the prior rating level” to downgrade the counterparty credit and financial strength ratings of our reinsurance subsidiaries from “A” to “A-.” On September 30, 2005, A.M. Best Company, an independent insurance industry rating organization which we refer to as “A.M. Best,” downgraded the financial strength rating of our reinsurance subsidiaries from “A” to “A-” and announced that this rating remains under review with negative implications pending successful completion of our capital plan. We cannot assure you that S&P or A.M. Best, or both, will not downgrade us further in the future.

     We have not been able to fully assess the impact of these downgrades by S&P and A.M. Best on our business and these downgrades could materially adversely affect our ability to write new and renewal business. If it were to do so, this could have a material negative effect on our results of operations. If S&P and/or A.M. Best were to downgrade us further, such downgrade would likely have a material negative impact on our ability to expand our reinsurance portfolio and renew all of our existing reinsurance agreements, since we would be downgraded from the “A” category to the “B” category. In 1999, we were downgraded from “A+” to “A,” which downgrade was considered by us to have no material effect on our core short-tail property business. Although impossible to quantify, we believe the downgrade did have some impact on our ability to expand the direct casualty reinsurance business that we have since discontinued.

A downgrade in the ratings of our reinsurance subsidiaries by rating agencies may materially and negatively impact our business and results of operations.

     In the aftermath of Hurricane Katrina, each of the major rating agencies placed the credit ratings of our reinsurance subsidiaries on CreditWatch negative or the equivalent, and S&P and A.M. Best have since downgraded their ratings from “A” to “A-.” Ratings have become an increasingly important factor in establishing the competitive position of reinsurance companies. If the ratings of our reinsurance subsidiaries are reduced from their current levels by A.M. Best or S&P, our competitive position in the insurance industry would suffer and it would be more difficult for us to expand our reinsurance portfolio and renew all of our existing reinsurance agreements, especially since we would be downgraded from the “A” category to the “B” category. A downgrade could result in a substantial loss of business as ceding companies and brokers that place such business move to other reinsurers with higher ratings. We cannot give any assurance regarding whether or to what extent the rating agencies may further downgrade our ratings.

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     The current financial strength ratings of PXRE Reinsurance Ltd. (“PXRE Bermuda”) and PXRE Reinsurance Company (“PXRE Reinsurance”) are:

•	A.M. Best: “A-” (Excellent), fourth highest of fifteen rating levels; and

•	S&P: “A-” (Strong), seventh highest of twenty-one rating levels.

     These ratings are not evaluations directed to investors in our securities (including investors in our common shares) or a recommendation to buy, sell or hold our securities (including our common shares). Our ratings may be revised or revoked at the sole discretion of the rating agencies.

A decline in our ratings may require us to transfer premiums retained by us into a beneficiary trust and/or allow many of our clients to terminate their contracts with us.

     Certain of our ceded excess of loss reinsurance contracts require us to transfer premiums currently retained by us on a funds withheld basis into a trust for the benefit of the reinsurers if A.M. Best were to downgrade us below “A-.” In addition, certain other of our ceded excess of loss reinsurance contracts contain provisions that give the reinsurer the right to cancel the contract and require us to pay a termination fee. The amount of the termination fee would be dependent upon various factors, including level of loss activity.

     It is also increasingly common for our assumed reinsurance contracts to contain terms that would allow our clients to cancel the contract if we are downgraded below various rating levels by one or more rating agencies. A majority of our contracts now contain such clauses. Typically such cancellation clauses are triggered if A.M. Best or S&P were to downgrade us below “A-.” Whether a client would exercise such rights would depend, among other things, on the reasons for the downgrade, the extent of the downgrade, the prevailing market conditions, the degree of unexpired coverage, and the pricing and availability of replacement reinsurance coverage. We cannot predict in advance whether and how many of our clients would actually exercise such rights or what effect such cancellations would have on our financial condition or future prospects, but such an effect could potentially be materially adverse. A downgrade below “A-” by either S&P or A.M. Best, therefore, could result in a substantial loss of business if insurers, ceding companies and/or brokers that place such business move to other insurers and reinsurers with higher ratings. For example, based on premium value, 47% of our reinsurance contracts that incepted at January 1, 2005 contained provisions allowing clients additional rights upon a decline in our ratings.

We may require additional capital in the future.

     Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by our ongoing operations, existing capitalization and this offering are insufficient to fund future operating requirements, growth expectations and cover claim payments, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us or may be dilutive to our shareholders. In addition, substantial sales of our equity in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares. If we cannot obtain adequate capital, our business, operating results and financial condition could be adversely affected.

Our investment portfolio is subject to significant market and credit risks which could result in an adverse impact on our financial position or results.

     Our invested assets consist primarily of debt instruments with fixed maturities, short-term investments, a diversified portfolio of hedge funds and, to a lesser extent, interests in mezzanine bond and equity limited partnerships, and short-term investments. At September 30, 2005, 88.2% of the Company’s investment portfolio consisted of fixed maturities and short-term investments and 11.8% consisted of hedge funds and other investments. These investments are subject to market-wide risks and fluctuations as well as to risks inherent in particular securities. Although we seek to preserve our capital, we have invested in a portfolio of hedge funds and other privately held securities. These investments are designed to provide diversification of risk; however, such investments entail substantial risks. There can be no assurance that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate such losses’ adverse effect on us.

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     Risks Related to our Fixed Maturity Investments.

     We are exposed to potential losses from the risks inherent in our fixed maturity investments. The two most significant risks inherent in our fixed income portfolio are interest rate risk and credit risk:

     Interest Rate Risk. Our principal fixed maturity market risk exposure is to changes in U.S. interest rates. Changes in interest rates may affect the fair value of our fixed maturity portfolio, borrowings (in the form of trust preferred securities) and a related interest rate swap. Our holdings subject us to exposures in the treasury, municipal, and various asset-backed sectors. Changes in interest rates could also cause a potential underperformance in our finite coverages and shortfalls in cash flows necessary to pay fixed rate amounts due to finite contract counterparties.

     Credit Risk. We are also exposed to potential losses from changes in probability of default and from defaulting counter-parties with respect to our investments. A majority of our investment portfolio consists of fixed maturities and short-term investments rated “A2” or “A” or better by Moody’s Investors Service, Inc. or S&P. Our investment portfolio also contains privately held fixed maturities that are not traded on a recognized exchange. A deterioration in the credit quality of our investments or our inability to liquidate any of our privately held investments promptly could have an adverse effect on our financial condition.

     Risks Related to our Hedge Fund Investments.

     We are exposed to potential losses from the risks inherent in our portfolio of hedge funds. Our investment policies with respect to our hedge fund investments generally do not restrict us from participating in particular markets, strategies or investments. Further, our hedge fund investments may generally be deployed and redeployed in whatever investment strategies are deemed appropriate under prevailing economic and market conditions in an attempt to achieve capital appreciation, including, if appropriate, a concentration of investments in a relatively small group of strategies or hedge fund managers.

The three most significant risks inherent in our hedge fund portfolio are liquidity risk, credit risk and market risk:

     Liquidity Risk.

     Liquidity risk exists in the hedge fund portfolio because there are delays between giving notice to redeem a hedge fund investment and receiving proceeds. The redemption terms are defined in the offering documents and generally require notice periods and time scales for settlement. We remain at risk during the notice period, which typically specifies a month or quarter end reference point at which to calculate redemption proceeds. The risk also exists that a hedge fund may be unable to meet its redemption obligations. A hedge fund may be faced with excessive redemption notices and illiquid underlying investments.

     Credit Risk.

     Credit risk exists in the hedge fund portfolio where hedge funds are net long in a particular security, or group of correlated securities. Where a hedge fund is net long in a security that defaults, or suffers an adverse credit event, we are exposed to loss. Our exposure to any individual hedge fund is limited to the carrying value of the investment, and we invest in a diversified portfolio of hedge funds that utilize different strategies and markets, to reduce this risk. However, different hedge funds in the portfolio may be net long in the same or correlated securities at the same time, which could have an adverse effect on the value of the portfolio and thus our financial condition.

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     Market Risk.

     We invest in hedge funds that trade in securities using strategies that are generally market neutral. The hedge fund investments do not generally benefit from rising equity or bond markets, and have demonstrated historically low correlation of returns to equity market indices. However, the hedge funds may maintain leveraged net long positions, and this can expose us to market risks.

Because we depend on a few reinsurance brokers for a large portion of revenue, loss of business provided by them could adversely affect us.

     We market our reinsurance products worldwide exclusively through reinsurance brokers. Four, four and five brokerage firms accounted for approximately 78%, 78% and 84% of our gross premiums written for the years ended December 31, 2004, 2003 and 2002, respectively. Approximately 25%, 23%, 16% and 14% of gross premiums written in fiscal year 2004 were arranged through Benfield Greig Ltd., the worldwide branch offices of Guy Carpenter & Company, Inc. (a subsidiary of Marsh & McLennan Companies, Inc.), Aon Group Ltd. and Willis Re. Inc., respectively. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on our business.

The impact of investigations of broker fee and placement arrangements could adversely impact our ability to write more business.

     Investigations of broker placement and compensation practices initiated by the Attorney General’s office of certain states including New York, together with recently filed class action lawsuits initiated against such broker entities and certain reinsurance companies, have challenged the legality of certain activities conducted by these brokers and companies.  Various brokers with whom we do business are included within these investigations and lawsuits.  The investigations and suits challenge, among other things, the appropriateness of setting fees paid to brokers based on the volume of business placed by a broker with a particular insurer or reinsurer; the payment of contingent fees to brokers by insurers or reinsurers because of an alleged conflict of interest arising from such fee arrangements; the nondisclosure by brokers to their clients of contingent fees paid to them by insurers and reinsurers, bid rigging and tying the receipt of direct insurance to placing reinsurance through the same broker. Because these investigations and suits have not all been completed or resolved, it is not possible to determine their ultimate impact upon the broker reinsurance market and reinsurers, including us.  However, because of our reliance on the broker reinsurance market for future business, any governmental actions or judicial decisions which have the effect of impairing the broker reinsurance market could materially impact our ability to underwrite business. In addition, to the extent that any of the arrangements into which we routinely enter with our brokers were determined to be unlawful, we could be fined or otherwise penalized.  Further, to the extent that any of the brokers with whom we do business suffer financial difficulties as a result of the investigations or proceedings, we could suffer increased credit risk.

We have exited the finite reinsurance business, but claims in respect of finite reinsurance could have an adverse effect on our results of operations.

     Finite risk reinsurance contracts are highly customized and typically involve complicated structural elements. Accounting principles generally accepted in the United States, or “GAAP,” govern whether or not a contract should be accounted for as reinsurance. Contracts that do not meet these GAAP requirements may not be accounted for as reinsurance and are required to be accounted for as deposits. As reported in the press in recent months, certain finite insurance and reinsurance arrangements are coming under scrutiny by the New York Attorney General’s Office, the Securities and Exchange Commission and other governmental authorities. According to the press, investigators have asserted that the contracts in question were accounted for in an improper or fraudulent manner.

     We sold finite reinsurance prior to June 30, 2004, and from time to time, have purchased finite reinsurance contracts to which we are a party. Although we have received no request for information or documents with respect to any finite reinsurance we sold or purchased from time to time in connection with the investigations, certain of our customers or reinsurers have been asked to provide or have provided documents and information with respect to reinsurance contracts to which we are a party in the framework of these investigations. Any claim challenging the appropriateness of the accounting treatment of the finite contracts we underwrote or purchased could result in negative publicity, costs and, in the event of any regulatory or judicial decision being entered against us, ultimately fines and penalties, all of which could have a material adverse effect on our business and results of operations.

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Our reliance on reinsurance brokers exposes us to their credit risk.

     In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us (we refer to these insurers as ceding insurers). In some jurisdictions, if a broker fails to make such a payment, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. We are aware of one instance in recent years, involving an insignificant amount in which a broker did not forward premiums to us. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.

We may be adversely affected by foreign currency fluctuations.

     Although our functional currency is the U.S. dollar, premium receivables and loss reserves include business denominated in currencies other than U.S. dollars. We are exposed to the possibility of significant claims in currencies other than U.S. dollars. We may, from time to time, experience losses resulting from fluctuations in the values of these non-U.S. currencies, which could adversely affect our operating results. While we hold positions denominated in foreign currencies to mitigate, in part, the effects of currency fluctuations on our results of operations, we currently do not hedge our currency exposures before a catastrophic event that may produce a claim.

Retrocessional reinsurance subjects us to credit risk and may become unavailable on acceptable terms.

     In order to limit the effect of large and multiple losses upon our financial condition, we buy reinsurance for our own account. This type of insurance is known as retrocessional reinsurance. From time to time, market conditions have limited, and in some cases have prevented reinsurers from obtaining, the types and amounts of reinsurance which they consider adequate for their business needs. Accordingly, we may not be able to obtain our desired amounts of retrocessional reinsurance. In addition, even if we are able to obtain such retrocessional reinsurance, we may not be able to negotiate terms as favorable to us as in prior years. In difficult market conditions, pricing for our retrocessional reinsurance products may improve, but conversely, obtaining retrocessional reinsurance for our own account on favorable terms could become more difficult.

     A retrocessionaire’s insolvency or its inability or unwillingness to make payments under the terms of a retrocessional reinsurance treaty with us could have a material adverse effect on us. Therefore our retrocessions subject us to credit risks because the ceding of risk to retrocessionaires does not relieve us of our liability to our clients. In the event that we cede business to a retrocessionaire, we must still pay on claims of our cedent even if we are not paid by the retrocessionaire.

We have exhausted our retrocessional coverage with respect to Hurricane Katrina, leaving us exposed to further losses.

     Based on our current estimate of losses related to Hurricane Katrina, we believe we have exhausted our retrocession protection with respect to this event, meaning that we have no further retrocession coverage available should our Hurricane Katrina losses prove to be greater than currently estimated. We cannot be sure that retrocessional coverage will be available to us on acceptable terms, or at all, in the future. Our business, results of operation and financial condition could be materially adversely impacted by losses related to Hurricane Katrina.

Recoveries under portions of our retrocessional reinsurance programs are triggered by modeled loss to a notional portfolio, rather than our actual losses arising from a catastrophe event, which creates a potential mismatch between the risks assumed through our inwards reinsurance business and the protection afforded by our outwards reinsurance program.

     On November 8, 2005, PXRE Bermuda entered into a $300 million collateralized agreement with Atlantic & Western Re Limited, a Cayman Island reinsurance company. This agreement is designed to protect us from extreme catastrophe losses arising from hurricanes in the Eastern and Gulf coasts of the United States, windstorms in northern Europe and earthquakes in California over the next 5 years. The coverage is based on a modeled loss trigger. PXRE Bermuda created a series of notional portfolios of reinsurance contracts designed to closely mimic the exposures in PXRE’s assumed reinsurance portfolio. Upon the occurrence of a hurricane, windstorm or earthquake in the covered territories, the parameters of the catastrophe event are determined and modeled against the notional portfolios. If the modeled loss to the notional portfolio exceeds the attachment point for the peril at issue, then PXRE Bermuda will make a recovery under the agreement. If such a hurricane, windstorm or earthquake were to occur, there is a risk that the actual losses incurred by PXRE Bermuda could exceed the modeled loss to the notional portfolios under the agreement with Atlantic & Western Re Limited and that actual benefit of the agreement could be substantially less than expected.

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Our inability to provide the necessary collateral could affect our ability to offer reinsurance in certain markets.

     PXRE Bermuda is not licensed or admitted as an insurer in any jurisdiction other than Bermuda. Because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security mechanisms are in place, we anticipate that our reinsurance clients will typically require PXRE Bermuda to post a letter of credit or other collateral. If we are unable to arrange for security on commercially reasonable terms, PXRE Bermuda could be limited in its ability to write business for certain of our clients.

The insurance and reinsurance business is historically cyclical, and we may experience periods with excess underwriting capacity and unfavorable premium rates; conversely, we may have a shortage of underwriting capacity when premium rates are strong.

     Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, general economic conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. Our recent, and anticipated, growth relates in part to improved industry pricing, but the supply of insurance and reinsurance may increase, either by capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to an adverse effect on our profits. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly, and we expect to experience the effects of such cyclicality.

Risks Related to Regulation

Regulatory constraints may restrict our ability to operate our business.

     General.

     Our insurance and reinsurance subsidiaries may not be able to obtain or maintain necessary licenses, permits, authorizations or accreditations in locales where we currently engage in business or in new locales, or may be able to do so only at significant cost. In addition, we may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance or reinsurance companies or holding companies. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws could result in restrictions on our ability to do business or certain activities that are regulated in one or more of the jurisdictions in which we operate and could subject us to fines and other sanctions, which could have a material adverse effect on our business.

     PXRE Bermuda.

     PXRE Bermuda is registered as a Class 4 Bermuda insurance and reinsurance company. Among other matters, Bermuda statutes, regulations and policies of the Bermuda Monetary Authority, or “BMA,” require PXRE Bermuda to maintain minimum levels of statutory capital, surplus and liquidity, to meet solvency standards, to obtain prior approval of ownership and transfer of shares and to submit to certain periodic examinations of its financial condition. These statutes and regulations may, in effect, restrict PXRE Bermuda’s ability to write insurance and reinsurance policies, to make certain investments and to distribute funds.

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     The offshore insurance and reinsurance regulatory environment has become subject to increased scrutiny in many jurisdictions, including the United States and various states within the United States. Compliance with any new laws or regulations regulating offshore insurers or reinsurers could have a material adverse effect on our business. In addition, although PXRE Bermuda does not believe it is or will be in violation of insurance laws or regulations of any jurisdiction outside Bermuda, inquiries or challenges to PXRE Bermuda’s insurance or reinsurance activities may still be raised in the future.

     PXRE U.S. Subsidiaries.

     PXRE Corp. (“PXRE Delaware”) and PXRE Reinsurance are subject to regulation under the insurance statutes of various U.S. states, including Connecticut, the domiciliary state of PXRE Reinsurance. The regulation and supervision to which PXRE Reinsurance is subject relates primarily to the standards of solvency that must be met and maintained, licensing requirements for reinsurers, the nature of and limitations on investments, deposits of securities for the benefit of a reinsured, methods of accounting, periodic examinations of the financial condition and affairs of reinsurers, the form and content of reports of financial condition required to be filed, reserves for losses and other matters. In general, such regulation is for the protection of the reinsureds and policyholders, rather than investors.

     In recent years, the U.S. insurance regulatory framework has come under increased federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state regulation of insurance and reinsurance companies and holding companies. Moreover, the National Association of Insurance Commissioners, which is an association of the insurance commissioners of all 50 states and the District of Columbia, and state insurance regulators regularly reexamine existing laws and regulations.

     Changes in the laws and regulations to which our insurance and reinsurance subsidiaries are subject or the interpretation of these laws and regulations could have a material adverse effect on our business or results of operations.

If PXRE Bermuda becomes subject to insurance statutes and regulations in jurisdictions other than Bermuda or there is a change to Bermuda law or regulations or application of Bermuda law or regulations, there could be a significant and negative impact on our business.

     As a registered Bermuda Class 4 insurer, PXRE Bermuda is subject to regulation and supervision in Bermuda. Bermuda insurance statutes, regulations and policies of the BMA require PXRE Bermuda to, among other things:

•	maintain a minimum level of capital, surplus and liquidity;

•	satisfy solvency standards;

•	restrict dividends and distributions;

•	obtain prior approval of ownership and transfer of shares;

•	appoint an approved loss reserve specialist;

•	maintain a principal office and appoint and maintain a principal representative in Bermuda; and

•	provide for the performance of certain periodic examinations of PXRE Bermuda and its financial condition.

     These statutes and regulations may, in effect, restrict our ability to write reinsurance policies, to distribute funds and to pursue our investment strategy.

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     We do not presently intend that PXRE Bermuda will be admitted to do business in any jurisdiction in the United States, the United Kingdom or elsewhere (other than Bermuda). However, we cannot assure you that insurance regulators in the United States, the United Kingdom or elsewhere will not review the activities of PXRE Bermuda, or related companies or its agents and claim that PXRE Bermuda is subject to such jurisdiction’s licensing requirements. If any such claim is successful and PXRE Bermuda must obtain a license, we may be subject to taxation in such jurisdiction. (In certain circumstances, PXRE may be subject to tax in a jurisdiction even if it is not licensed by such jurisdiction. See “–Risks Related to Taxation.”) In addition PXRE Bermuda is subject to indirect regulatory requirements imposed by jurisdictions that may limit its ability to provide insurance or reinsurance. For example, PXRE Bermuda’s ability to write insurance or reinsurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies. Proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, alien insurers or reinsurers with whom domestic companies place business.

     Generally, Bermuda insurance statues and regulations applicable to PXRE Bermuda are less restrictive than those that would be applicable if it were governed by the laws of any state in the United States. In the past, there have been congressional and other initiatives in the United States regarding proposals to supervise and regulate insurers domiciled outside the United States. If in the future PXRE Bermuda becomes subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, we cannot assure you that PXRE Bermuda would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on PXRE Bermuda’s business.

     The process of obtaining licenses is very time consuming and costly, and we may not be able to become licensed in a jurisdiction other than Bermuda, should we choose to do so. The modification of the conduct of our business resulting from our becoming licensed in certain jurisdictions could significantly and negatively affect our business. In addition our inability to comply with insurance statutes and regulations could significantly and adversely affect our business by limiting our ability to conduct business as well as subjecting us to penalties and fines.

     Because we are incorporated in Bermuda, we are subject to changes of Bermuda law and regulation that may have an adverse impact on our operations, including imposition of tax liability or increased regulatory supervision. In addition, we will be exposed to changes in the political environment in Bermuda. The Bermuda insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. We cannot predict the future impact on our operations of changes in the laws and regulations to which we are or may become subject.

We may be unable to obtain extensions of work permits for our employees, which may cause our business to be adversely affected.

     Under Bermuda law, non-Bermudians (other than spouses of Bermudians or holders of permanent residence certificates) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate government authority. The Bermuda government will issue a work permit for a specific period of time, which may be extended upon showing that, after proper public advertisements, no Bermudian (or spouse of a Bermudian holder or a permanent residence certificate) is available who meets the minimum standards for the advertised position. The Bermuda government has a policy that limits the duration of work permits to six years, subject to certain exemptions for key employees. Substantially all of our key officers, including our Chief Executive Officer, Chief Financial Officer and key reinsurance underwriters, are working in Bermuda under work permits that will expire over the next two years. The Bermuda government could refuse to extend these work permits. If any of our senior executive officers were not permitted to remain in Bermuda, our operations could be disrupted and our financial performance could be adversely affected.

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Risks Related to This Offering

Our stock price and trading volume may be subject to significant fluctuations. We are uncertain as to whether a more active trading market in our common stock will develop following any offering of our common shares. Our stock price and trading volume may fluctuate in response to a number of events and factors, including:

•	natural catastrophes or other events that may impact or be perceived by investors as impacting the insurance industry, generally, and the reinsurance industry, in particular;

•	quarterly variations in our operating results;

•	changes in the market’s expectations about our future operating results;

•	changes in financial estimates and recommendations by securities analysts concerning us or the reinsurance industry generally;

•	changes in the credit rating assigned to our claims-paying ability by S&P, A.M. Best or other similar rating agency;

•	operating and stock price performance of other companies that investors may deem comparable;

•	news reports relating to our business and trends in our markets;

•	changes in the laws and regulations affecting our business;

•	acquisitions and financings by us or others in our industry; and

•	sales or acquisitions of substantial amounts of our common stock by our directors and executive officers or principal shareholders, or the perception that such sales could occur.

     In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

We are a holding company and if our subsidiaries do not make dividend payments to us, we may not be able to pay dividends or other obligations.

     We are a holding company with no operations or significant assets other than the capital stock of our subsidiaries. We effected an internal reorganization of our subsidiaries on March 15, 2005. The purpose of the reorganization was to consolidate all of our non-Bermudian subsidiaries under a newly formed holding company established in Ireland, PXRE Holdings (Ireland) Limited (“PXRE Ireland”). PXRE Ireland is a wholly owned subsidiary of PXRE Bermuda. In the reorganization, PXRE Reinsurance (Barbados) Ltd. distributed all of the common shares of PXRE Delaware to PXRE Bermuda. PXRE Bermuda then contributed the common shares of PXRE Delaware and the common shares of PXRE Solutions, S.A. (“PXRE Europe”) to PXRE Ireland.

     We rely primarily on cash dividends from PXRE Reinsurance, PXRE Ireland and PXRE Bermuda to pay our operating expenses, including debt service payments, shareholder dividends, if any, income taxes and other obligations that may arise from time to time. We expect future dividends and other permitted payments from these subsidiaries to be our principal source of funds to pay expenses and dividends. The payment of dividends by our reinsurance subsidiaries to us is limited under Bermuda law, Irish law and under certain insurance statutes of various U.S. states in which they are licensed to transact business. PXRE Reinsurance is subject to state regulatory restrictions that limit the maximum amount of annual dividends or other distributions, including loans or cash advances, available to stockholders without prior approval of the Insurance Commissioner of the State of Connecticut. Bermuda insurance laws require PXRE Bermuda to maintain certain measures of solvency and liquidity, and further limit the amount by which we can reduce surplus without prior regulatory approval. The securities to be offered under this prospectus are unsecured subordinated obligations and, therefore cash dividend payments to be made by us on our preferred shares and common shares or interest payments on our debt securities may also be affected by any inability to rely on payments from our subsidiaries.

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Some aspects of our corporate structure and insurance regulations may discourage third-party takeovers and other transactions and may result in the entrenchment of incumbent management.

     Under our bye-laws, subject to certain exceptions and to waiver by our board of directors on a case by case basis, no transfer of our shares is permitted if such transfer would result in a shareholder owning, directly or indirectly, more than 9.9% of the voting power of our outstanding shares, including our common shares, or more than 9.9% of the outstanding shares of any class of our share capital. Ownership is broadly defined in our bye-laws. We may refuse to register any such transfer on our share transfer records. A transferee will be permitted to promptly dispose of any of our shares purchased which violate the restriction and as to the transfer of which registration is refused. The transferor of such shares will be deemed to own such shares for dividend, voting and reporting purposes until a transfer of such shares has been so registered.

     Our bye-laws provide for a classified board of directors. The directors of the class elected at each annual general meeting hold office for a term of three years, with the term of each class expiring at successive annual general meetings of shareholders. Under our bye-laws, the vote of 66 2/3% of the outstanding shares entitled to vote and the approval of a majority of the board is required to amend bye-laws regarding appointment and removal of directors, remuneration, powers and duties of the board, indemnification of directors and officers, director’s interests and the procedures for amending bye-laws.

     In the event that we become aware of a shareholder owning more than 9.9% of the voting power of our outstanding shares after a transfer of shares has been registered, our bye-laws provide that, subject to the same exceptions and waiver procedures, the voting rights with respect to our shares owned by any such shareholder will be limited to a voting power of 9.9%, subject only to the further limitation that no shareholder allocated any such voting rights may exceed the 9.9% limitation as a result of such limitation. The board of directors may waive this limitation, and has determined to waive this limitation with respect to Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P. (which, together with Capital Z Financial Services Fund II, L.P., we refer to as “Capital Z”) and certain of Capital Z’s affiliates.

     In addition, our ownership of U.S. subsidiaries can, under applicable state insurance company laws and regulations, delay or impede a change of control of us. Under applicable insurance regulations, any proposed purchase of 10% or more of our voting securities would require the prior approval of the relevant insurance regulatory authorities.

     The provisions described above may have the effect of making more difficult or discouraging unsolicited takeover bids from third parties. To the extent that these effects occur, shareholders could be deprived of opportunities to realize takeover premiums for their shares and the market price of their shares could be depressed. In addition, these provisions could also result in the entrenchment of incumbent management.

U.S. persons who own our common shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

     The Companies Act 1981 of Bermuda, as amended (the “Companies Act”), which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act which includes, where relevant, information on modifications thereto adopted pursuant to our bye-laws, applicable to us, which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

     Interested Directors.

     Under Bermuda law and our bye-laws, a transaction entered into by us, in which a director has an interest, will not be voidable by us, and such director will not be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, our bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which that director has an interest following a declaration of the interest pursuant to the Companies Act provided that the director is not disqualified from doing so by the chairman of the meeting. Under Delaware law, such transaction would not be voidable if:

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•	the material facts as to such interested director’s relationship or interests were disclosed or were known to the board of directors and the board of directors in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

•	such material facts were disclosed or were known to the shareholders entitled to vote on such transaction and the transaction was specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•	the transaction was fair as to the corporation as of the time it was authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

     Certain Transactions with Significant Shareholders.

     As a Bermuda company, we may enter into certain business transactions with our significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from our board of directors but without obtaining prior approval from our shareholders. Amalgamations require the approval of the board of directors and, except in the case of amalgamations with and between wholly owned subsidiaries, a resolution of shareholders approved by the affirmative vote of shareholders holding a majority of the voting power of the then outstanding shares entitled to vote. If we were a Delaware corporation, we would need, subject to certain exceptions, prior approval from shareholders holding at least two-thirds of our outstanding common stock not owned by such interested shareholder to enter into a business combination (which, for this purpose, includes mergers and asset sales of greater than 10% of our assets that would otherwise be considered transactions in the ordinary course of business) with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we opted out of the relevant Delaware statute.

     Shareholders’ Suits.

     The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where an act is alleged to be beyond our corporate power, is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in our right, against any director or officer for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

     Indemnification of Directors and Officers.

     Under Bermuda law and our bye-laws, we may indemnify our directors, officers or any other person appointed to a committee of the board of directors (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or sustained by such person by reason of any act done, concurred in or omitted in the conduct of our business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter in which any of such persons is found, in a final judgment or decree not subject to appeal, to have committed fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful. To further understand the risks associated with U.S. persons who own our common shares, see “Difference In Corporate Laws” on page 32 of this prospectus for more information on the differences between Bermuda and Delaware corporate laws.

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     Committees of the Board of Directors.

     Our bye-laws provide, as permitted by Bermuda law, that the board of directors may delegate any of its powers to committees that the board appoints, and those committees may consist partly or entirely of non-directors. Delaware law allows the board of directors of a corporation to delegate many of its powers to committees, but those committees may consist only of directors.

You may have difficulty effecting service of process on us or enforcing judgments against us in the United States.

     We are incorporated pursuant to the laws of Bermuda and our business is based in Bermuda. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, we have been advised that there is doubt as to whether:

•	a holder of our common shares would be able to enforce, in the courts of Bermuda, judgments of United States courts against persons who reside in Bermuda based upon the civil liability provisions of the United States federal securities laws;

•	a holder of our common shares would be able to enforce, in the courts of Bermuda, judgments of United States courts based upon the civil liability provisions of the United States federal securities laws; and

•	a holder of our common shares would be able to bring an original action in the Bermuda courts to enforce liabilities against us or our directors or officers, as well as the experts named in this prospectus, who reside outside the United States based solely upon United States federal securities laws.

     Further, we have been advised that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of United States courts, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Because judgments of United States courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based on such judgments.

The anti-dilution protection afforded to the holders of our outstanding preferred shares could cause substantial dilution to the holders of our common shares. The sale, following conversion, of substantial amounts of our common shares by the holders of the preferred shares could cause the market price of our common shares to decline significantly.

     In April 2002, we privately placed Series A, Series B and Series C convertible preferred shares with several private equity investors. These investors have the right to nominate four directors for election to the board of directors, and were granted demand and other registration rights. The interest of the preferred share investors may differ materially from the interests of our common shareholders, and these investors could take actions or make decisions that are not in the best interests of our common shareholders.

     The anti-dilution protections afforded to the preferred shareholders could have a material dilutive effect on our common shareholders. Each preferred share, in whole or in part, is convertible at any time at the option of the holder into convertible common shares for that series according to a formula. The convertible common shares are, in turn, convertible into common shares on a one-for-one basis. The number of convertible common shares per preferred shares issuable upon any conversion will be determined by dividing a liquidation preference for the series equal to the aggregate original purchase price of the preferred shares plus accrued but unpaid dividends thereon, by the conversion price then in effect. The conversion price is subject to adjustment to avoid dilution in the event of recapitalization, reclassification, stock split, consolidation, merger, amalgamation or other similar event or an issuance of additional common shares in a private placement below the fair market value or in a registered public offering below 95% of fair market value or without consideration. In addition, the conversion price is subject to adjustment for certain loss and loss expense development on reserves for losses incurred on or before September 30, 2001 and for any liability or loss arising out of pending material litigation on December 10, 2001. As of November 21, 2005, the outstanding convertible common shares and preferred shares were ultimately convertible into 5,086,132 common shares, or 6.6% of our outstanding common shares on a fully converted basis and using the adjusted conversion price of $11.43 in effect as of September 30, 2005 on an as adjusted basis to give effect to the issue and sale by us of 8,843,500 common shares on October 7, 2005 and 375,000 of our series D perpetual preferred shares on October 7, 2005. However, because the conversion price for the preferred shares is subject to adjustment for a variety of reasons, including if we have certain types of adverse loss development, the number of our common shares into which the preferred shares are ultimately convertible and, accordingly, the amount of dilution experienced by our common shareholders, could increase.

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     Furthermore, upon conversion, sales of substantial amounts of common shares by these investors, or the perception that these sales could occur, could adversely affect the market price of the common shares, as well as our ability to raise additional capital in the public equity markets at a desirable time and price.

Risks Related to Taxation

We and our Bermuda subsidiaries may become subject to Bermuda taxes after 2016.

     Bermuda currently imposes no income tax on corporations. We have obtained an assurance from the Bermuda Minister of Finance, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to our Bermuda subsidiaries until March 28, 2016. We cannot assure you that we or our Bermuda subsidiaries will not be subject to any Bermuda tax after that date.

We and our non-U.S. subsidiaries may be subject to U.S. tax, which may have a material adverse effect on our financial condition and results of operation.

     We and our non-U.S. subsidiaries operate our business in a manner intended to cause us not to be treated as engaged in a trade or business in the United States (and, in the case of those non-U.S. companies qualifying for treaty protection, in a manner intended to cause us not to be doing business through a permanent establishment in the United States) and, thus, not subject to U.S. federal corporate income taxes or branch profits tax (other than withholding taxes on certain U.S. source investment income, dividends from PXRE Delaware to PXRE Ireland and excise taxes on insurance or reinsurance premiums). However, because there is uncertainty as to the activities that constitute being engaged in a trade or business within the United States, and what constitutes a permanent establishment under the applicable tax treaties, there can be no assurances that the U.S. Internal Revenue Service (“IRS”) will not contend successfully that we or that a non-U.S. subsidiary of ours is engaged in a trade or business, or carrying on business through a permanent establishment in the United States.

Dividends paid by PXRE Delaware to PXRE Ireland may not be eligible for benefits under the U.S.-Ireland income tax treaty.

     PXRE Delaware is a Delaware corporation wholly owned by PXRE Ireland. Under U.S. federal income tax law, dividends paid by a U.S. corporation to a non-U.S. shareholder are generally subject to a 30% withholding tax, unless reduced by treaty. The income tax treaty between the Republic of Ireland and the United States (the “Irish Treaty”) reduces the rate of withholding tax to 5%. Were the IRS to contend successfully that PXRE Ireland is not eligible for benefits under the Irish Treaty, dividends paid by PXRE Delaware to PXRE Ireland would be subject to the 30% withholding tax. Such a result could have a material adverse effect on our financial conditions and results of operations.

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If you acquire more than 10% of our shares and we or our non-U.S. subsidiaries are classified as a controlled foreign corporation (“CFC”), your taxes would increase.

     Each U.S. person (as defined in Section 957(c) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)), who (i) owns (directly, indirectly through foreign persons, or constructively by application of certain attribution rules (“constructively”)) 10% or more of the total combined voting power of all classes of stock of a foreign corporation that is a CFC at any time during a taxable year (such person, a “10% United States Shareholder”), and (ii) owns (directly or indirectly through foreign persons) shares of such foreign corporation on the last day of such taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed, if such foreign corporation has been a CFC for an uninterrupted period of 30 days or more during such taxable year. A foreign corporation is considered a CFC if 10% United States Shareholders own (directly, indirectly through foreign entities, or constructively) more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation or the total value of all stock of such corporation. For purposes of taking into account insurance income, a CFC also includes a foreign insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned (directly, indirectly or constructively) by 10% United States Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. We cannot assure you that we or our non-U.S. subsidiaries will not be classified as CFCs. We believe that because of the anticipated dispersion of our common share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. person who (i) owns our shares (directly, indirectly through one or more foreign entities or constructively), (ii) does not own our preferred shares and (iii) has not received a waiver from our board of directors of provisions in our organizational documents that limit voting power, should be treated as owning (directly, indirectly through foreign entities or constructively) 10% or more of the total voting power of all classes of our shares.

     Due to the attribution provisions of the Code regarding determination of beneficial ownership, there is a risk that the IRS could assert that we or one or more of our non-U.S. subsidiaries are CFCs and that U.S. holders of our shares who own 10% or more of the value of our shares should be treated as owning 10% or more of the total voting power of us and/or our non-U.S. subsidiaries notwithstanding the reduction of voting power discussed above.

If we or a non-U.S. subsidiary is determined to have “related party insurance income” (“RPII”), you may be subject to U.S. taxation on your pro rata share of such income.

     If the RPII of any of our non-U.S. insurance subsidiaries were to equal or exceed 20% of such company’s gross insurance income in any taxable year and direct or indirect insureds (and persons related to such insureds) own (or are treated as owning directly or indirectly through entities) 20% or more of our voting power or value, then a U.S. person who owns our shares (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person’s pro rata share of such non-U.S. insurance subsidiary’s RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. persons at that date regardless of whether such income is distributed. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. The amount of RPII earned by the non-U.S. insurance subsidiaries (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. holder of common shares or any person related to such holder) will depend on a number of factors, including the geographic distribution of the non-U.S. insurance subsidiaries’ business and the identity of persons directly or indirectly insured or reinsured by the non-U.S. insurance subsidiaries. We believe that the gross RPII of each non-U.S. insurance subsidiary did not in prior years of operation and is not expected in the foreseeable future to equal or exceed 20% of such subsidiary’s gross insurance income, and we do not expect the direct or indirect insureds of the non-U.S. insurance subsidiaries (and related persons) to directly or indirectly own 20% or more of either the voting power or value of our common shares, but we cannot be certain that this will be the case because some of the factors that determine the existence or extent of RPII may be beyond our knowledge and/or control.

     The RPII rules provide that if a U.S. person disposes of shares in a foreign insurance corporation in which U.S. persons own 25% or more of the shares (even if the amount of RPII is less than 20% of the corporation’s gross insurance income and the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold), any gain from the disposition will generally be treated as ordinary income to the extent of the holder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a holder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the holder. These RPII rules should not apply to dispositions of our common shares because we will not ourselves be directly engaged in the insurance business. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application of those provisions to us and our subsidiaries are uncertain.

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If we are classified as a passive foreign investment company (“PFIC”), your taxes would increase.

     Although it is not anticipated that we will be classified as a PFIC for U.S. income tax purposes, if we are classified as a PFIC, it would have material adverse tax consequences for U.S. persons that directly or indirectly own our common shares, including subjecting such U.S. persons to a greater tax liability than might otherwise apply and subjecting such U.S. persons to tax on amounts in advance of when tax would otherwise be imposed. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on persons subject to U.S. federal income tax that directly or indirectly own our common shares.

The reinsurance agreements between us and our U.S. subsidiaries may be subject to recharacterization or other adjustment for U.S. federal income tax purposes, which may have a material adverse effect on our financial condition and results of operations.

     Under Section 845 of the Code, the IRS may allocate income, deductions, assets, reserves, credits and any other items related to a reinsurance agreement among certain related parties to a reinsurance agreement, recharacterize such items, or make any other adjustment, in order to reflect the proper source, character or amount of the items for each party.  No regulations have been issued under Section 845 of the Code.  Accordingly, the application of such provisions to us and our subsidiaries is uncertain and we cannot predict what impact, if any, such provisions may have on us and our subsidiaries.

Changes in U.S. federal income tax law could be retroactive and may subject us or our non-U.S. subsidiaries to U.S. federal income taxation.

     The tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or PFIC or has RPII, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to an insurance company. The IRS recently announced that it intends to scrutinize insurance companies domiciled outside the U.S. and apply the PFIC rules to companies that are not active insurance companies and to the portion of a non-U.S. insurance company’s income not derived in the active conduct of an insurance business. Additionally, the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules will likely be forthcoming from the IRS. We are not able to predict if, when or in what form such guidance will be provided and whether such guidance will be applied on a retroactive basis.

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WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to in this prospectus as the “SEC.” You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, the SEC maintains a website that contains reports, proxy statements and other information that we electronically file. The address of the SEC’s website is http://www.sec.gov.

     This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and our consolidated subsidiaries and the securities that the selling shareholders are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are summaries and do not contain all the information that may be important to you. You should review the complete document to evaluate these statements.

     Our common shares, par value $1.00 per share, are listed on the New York Stock Exchange under the symbol “PXT.” You may inspect reports, proxy statements and other information concerning us and our consolidated subsidiaries at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The SEC allows us to incorporate by reference much of the information we file with it, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated by reference in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the “Exchange Act,” (other than information in the documents that is deemed not to be filed) after the date of this prospectus until the selling shareholders cease offering and selling the common shares that are the subject of the registration statement of which this prospectus forms a part:

(a)	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (SEC file number 1-15259);

(b)	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

(c)	Current Reports on Form 8-K filed on February 2, 2005, February 4, 2005 (only as it relates to Item 3.03), March 1, 2005, March 2, 2005 (only as it relates to Item 5.02), March 31, 2005, April 27, 2005, April 29, 2005 (only as it relates to Item 8.01), May 18, 2005 (only as it relates to Item 8.01), June 20, 2005, June 23, 2005, August 3, 2005, October 3, 2005 (only as they relate to Items 1.01, 8.01 and 9.01), October 7, 2005, November 10, 2005 (only as it relates to Item 1.01 and Item 9.01 with respect to Exhibit 99.1) and November 18, 2005 (only as it relates to Item 8.01);

(d)	Proxy Statement on Form DEF 14A filed on October 20, 2005; and

(e)	The description of the common shares contained in our registration statement on Form 8-A filed on August 23, 1999 pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating the description.

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We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

     You can request a copy of any filing that is incorporated herein by reference, including any exhibit specifically incorporated by reference in that filing, at no cost, by writing or telephoning us at the following address:

PXRE House
110 Pitts Bay Road
Pembroke HM 08
Bermuda
Attention: Treasurer
(441) 296-5858

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference contain various forward-looking statements and include assumptions concerning our operations, future results and prospects. Statements included in this prospectus, as well as statements made by or on our behalf in press releases, written statements or other documents filed with the SEC or in our communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, which are not historical in nature are intended to be, and are identified as, “forward-looking statements” for purposes of the safe harbor provided by Section 21E of the Exchange Act. These forward-looking statements, identified by words such as “intend,” “believe,” “anticipate,” or “expects” or variations of such words or similar expressions are based on current expectations and are subject to risk and uncertainties. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this prospectus (including the documents incorporated by reference) should not be considered as a representation by us or any other person that our objectives or plans will be achieved. We caution investors and analysts that actual results or events could differ materially from those set forth or implied by the forward-looking statements and related assumptions, depending on the outcome of certain important factors including, but not limited to, the following:

(i)	because of exposure to catastrophes, our financial results may vary significantly from period to period;

(ii)	we may be overexposed to losses in certain geographic areas for certain types of catastrophic events;

(iii)	we operate in a highly competitive environment;

(iv)	reinsurance prices may decline, which could affect our profitability;

(v)	underwriting reinsurance includes the application of judgment, the assessment of probabilities and outcomes, and assumption of correlations, which are subject to inherent uncertainties;

(vi)	reserving for losses includes significant estimates, which are also subject to inherent uncertainties;

(vii)	a decline in the credit rating assigned to our claims-paying ability may impact our potential to write new or renewal business;

(viii)	a downgrade in our credit rating by rating agencies may result in a material adverse effect on our financial position or results;

(ix)	a decline in our ratings may require us to transfer premiums retained by us into a beneficiary trust or may allow clients to terminate their contracts with us;

(x)	we may be required to raise additional capital to fund our ongoing operations, which if we cannot obtain, could result in a material adverse effect on our financial position or results;

(xi)	our investment portfolio is subject to market and credit risks, which could result in a material adverse impact on our financial position or results;

(xii)	because we depend on a few reinsurance brokers for a large portion of our revenue, loss of business provided by them could adversely affect us, and our reliance on reinsurance brokers exposes us to their credit risk;

(xiii)	the impact of ongoing or future investigations of broker fee and placement arrangements could adversely impact our ability to write more business;

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(xiv)	we have exited the finite reinsurance business, but claims in respect of the business we wrote could have an adverse effect on our results of operations;

(xv)	we may be adversely affected by foreign currency fluctuations;

(xvi)	retrocessional reinsurance subjects us to credit risk and may become unavailable on acceptable terms;

(xvii)	the impairment of our ability to provide collateral to cedents could affect our ability to offer reinsurance in certain markets;

(xviii)the reinsurance business is historically cyclical, and we may experience periods with excess underwriting capacity and unfavorable premium rates; conversely, we may have a shortage of underwriting capacity when premium rates are strong;
(xix)	regulatory constraints may restrict our ability to operate our business;

(xx)	determination by the United States Internal Revenue Service that we or our offshore subsidiaries are subject to U.S. taxation could result in a material adverse impact on our financial position or results; and

(xxi)	changes in tax laws, tax treaties, tax rules and interpretations could result in a material adverse impact on our financial position or results.

     In addition to the factors outlined above that are directly related to our business, we are also subject to general business risks, including, but not limited to, adverse state, federal or foreign legislation and regulation, adverse publicity or news coverage, changes in general economic factors and the loss of key employees. The factors listed above should not be construed as exhaustive.

     We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of our common shares by the selling shareholders. See “Plan of Distribution.”

PXRE GROUP LTD.

General

     We provide reinsurance products and services to a worldwide marketplace through subsidiary operations in Bermuda, the United States and Europe. Our primary focus is providing property catastrophe reinsurance and retrocessional coverage to a worldwide group of clients. Property catastrophe reinsurance generally covers claims arising from large catastrophes such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. Substantially all of our non-finite reinsurance products have been, and will continue to be, offered on an excess-of-loss basis with aggregate limits on our exposure to losses. This means that we do not begin to pay our clients’ claims until their claims exceed a certain specified amount and our obligation to pay those claims is limited to a specified aggregate amount.

     We also offer our clients property-per-risk, marine and aviation reinsurance and retrocessional products. Unlike property catastrophe reinsurance, which protects against the accumulation of a large number of related losses arising out of one catastrophe, per-risk excess of loss reinsurance protects our clients against a large loss arising from a single risk or location. Substantially all of our property-per-risk and marine and aviation reinsurance and retrocessional business is also written on an excess-of-loss basis with aggregate limits on our exposure to losses.

     We conduct our business primarily through our principal operating subsidiaries, PXRE Reinsurance, PXRE Bermuda and PXRE Europe.

•	PXRE Reinsurance and PXRE Bermuda are broker-market reinsurers which principally underwrite treaty reinsurance for property (including marine and aerospace) risks.

•	PXRE Europe, a Belgian reinsurance intermediary performs reinsurance intermediary activities on behalf of PXRE Bermuda and PXRE Reinsurance.

     Our principal executive offices are located at PXRE House, 110 Pitts Bay Road, Pembroke HM 08, Bermuda, and its telephone number is (441) 296-5858.

Recent Developments

     On October 7, 2005, we issued and sold in a private placement $375 million of our series D perpetual preferred shares. On November 18, 2005, all of these series D perpetual preferred shares were mandatorily exchanged into our common shares or, as applicable, our convertible common shares, upon the affirmative vote of our shareholders (i) authorizing an additional 300 million of our common shares (to a total of 350 million common shares) and (ii) approving the exchange of our outstanding series D perpetual preferred shares into our common shares (or, as applicable, our convertible common shares). The series D perpetual preferred shares had a liquidation preference of $1,000 and an $11.00 exchange price per common share or, as applicable, convertible common share, and, at the effective exchange price of $11.00, the series D perpetual preferred shares were mandatorily exchanged into 34,090,906 of our common shares or, as applicable, our convertible common shares, immediately upon the affirmative vote of our shareholders. Also on November 18, 2005, our shareholders approved an amendment to our bye-laws which increased our authorized share capital from $60 million to $380 million and increased the number of our authorized preferred shares from 10 million to 30 million preferred shares. Our Proxy Statement, filed with the SEC on October 20, 2005, has additional information related to this matter and is incorporated by reference into the registration statement of which this prospectus forms a part.

     On November 8, 2005, PXRE Bermuda entered into a $300 million collateralized agreement with Atlantic & Western Re Limited (“A&W Re”), a Cayman Island reinsurance company. This agreement is designed to protect us from extreme catastrophe losses arising from hurricanes in the Eastern and Gulf coasts of the United States, windstorms in northern Europe and earthquakes in California over the next 5 years. A&W Re financed the coverage through the issuance of $300 million in catastrophe bonds pursuant to Rule 144A under the Securities Act. The proceeds of the catastrophe bonds have been pledged to PXRE Bermuda to secure A&W Re’s obligations under the agreement.

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     On November 9, 2005, we announced that our preliminary estimate of the net impact from Hurricane Wilma is between $75 million and $90 million, net of reinsurance, reinstatement premiums and tax. Our loss estimate assumes that the insured industry losses caused by Hurricane Wilma in Mexico and the United States will be approximately $14.5 billion. We have only received a limited number of claims since the event and our preliminary estimate is primarily based on modeling, a detailed review of affected contracts and discussions with our clients. It is difficult to accurately estimate losses in the immediate aftermath of any major catastrophe and the ultimate impact of losses from Hurricane Wilma on our results of operations might therefore differ substantially from our current estimate.

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SELLING SHAREHOLDERS

     The following table sets forth (1) the number of our common shares beneficially owned by each of the selling shareholders, (2) the number of our common shares registered for sale hereby, (3) the number of our common shares that will be beneficially owned by each of the selling shareholders after the completion of this offering and (4) the percentage of our outstanding common shares that will be beneficially owned by each of the selling shareholders after the completion of this offering. In addition, the footnotes to the table describe, among other things, the nature of any position, office or other material relationship which a selling shareholder has had with us or our affiliates during the past three years.

     The following table has been prepared based on information supplied to us by the selling shareholders as of a date on or after November 14, 2005. We have not independently verified such information. Additionally, the selling shareholders may have sold or otherwise transferred some or all of our common shares beneficially owned by them, or may have purchased or otherwise acquired beneficial ownership of additional common shares, since the date on which the information in the following table was provided to us. Other information about the selling shareholders may also change over time.

     The shares offered by this prospectus may be offered from time to time by the selling shareholders named below.

Selling Shareholder	Number of Common Shares Beneficially Owned(1)	Number of Common Shares Registered For Sale Hereby(2)(11)	Number of Common Shares Beneficially Owned After Completion of Offering(1)(3)	Percentage of Outstanding Common Shares Beneficially Owned After Completion of Offering(1)(3)(4)
Anchorage Capital Master Offshore, Ltd.(5)	1,363,636	1,363,636	0	0%
Anegada Master Fund, Ltd.(6)	636,364	636,364	0	0%
Tonga Partners, L.P.(6)	1,181,818	1,181,818	0	0%
CapZ PXRE Holdings, LLC(7)	6,190,442	1,808,545	4,381,897	5.66%
CapZ PXRE Holdings Private, LLC(7)	32,977	9,636	23,341	*
D.E. Shaw Investment Group, L.L.C.(8)	391,191	384,091	7,100	*
D.E. Shaw Valence Portfolios, L.L.C.(8)	5,627,000	5,525,000	102,000	*
Endicott Partners, L.P.(9)	158,436	108,636	49,800	*
Endicott Partners II, L.P.(9)	302,914	211,364	91,550	*
Endicott Offshore Investors, Ltd.(9)	235,945	167,545	68,400	*
Engineers Joint Pension Plan & Trust(9)	21,477	14,727	6,750	*
International Bancshares Corporation Employees Profit Sharing Plan & Trust(9)	10,000	5,000	5,000	*
EHL Endicott Limited(9)	345,000	220,000	125,000	*
Eton Park Master Fund, Limited(10)	3,545,455	3,545,455	0	0%
Eton Park Fund, L.P.(10)	1,909,091	1,909,091	0	0%
OZ Master Fund, Ltd.	5,454,645	5,454,545	100	*
Perry Partners, L.P.(11)	757,313	716,636	40,677	*
Perry Partners International, Inc.(11)	1,641,758	1,556,091	85,667	*
Reservoir Capital Partners, L.P. (12)(13)(14)	2,048,470	695,273	1,353,197	1.75%
Reservoir Capital Investment Partners, L.P.(12)(13)	896,545	896,545	0	0%
Reservoir Capital Master Fund, L.P.(12)(13)	278,187	50,545	227,642	*
Reservoir Capital Master Fund II, L.P.(12)(13)	175,818	175,818	0	0%
Royal Capital Value Fund, LP(15)	182,445	97,545	84,900	*
Royal Capital Value Fund (QP), LP(15)	2,021,655	1,026,455	995,200	1.29%
RoyalCap Value Fund, Ltd.(15)	867,918	407,818	460,100	*
Seneca Capital, LP(15)	24,436	13,636	10,800	*
SAB Capital Partners, L.P.(16)	2,645,636	2,645,636	0	0%
SAB Capital Partners II, L.P.(16)	49,091	49,091	0	0%
SAB Overseas Master Fund, L.P.(16)	2,759,818	2,759,818	0	0%
Scopia Partners LLC(17)	120,736	23,727	97,009	*
Scopia Partners QP LLC(17)	326,284	61,091	265,193	*
Scopia PX LLC(17)	597,651	107,364	490,287	*
Scopia Long LLC(17)	18,091	14,091	4,000	*
Scopia International Limited(17)	768,021	148,000	620,021	*
Scopia PX International Limited(17)	250,188	48,273	201,915	*
The Coast Fund L.P.(18)	262,603	52,000	210,603	*

Total	44,099,055	34,090,906	10,008,149	12.93%

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*	Less than 1%.
(1)	Includes our preferred shares and convertible common shares beneficially owned by the selling shareholders, on a fully converted basis using the adjusted conversion price of $11.43 in effect as of September 30, 2005 on an as adjusted basis to give effect to the issue and sale by us of 8,843,500 common shares on October 7, 2005 and 375,000 of our series D perpetual preferred shares on October 7, 2005.
(2)	Except as disclosed in footnote 12, all 375,000 of our formerly outstanding series D perpetual preferred shares beneficially owned by the selling shareholders were mandatorily exchanged into our common shares on November 18, 2005, and such common shares are being registered hereby for resale by the selling shareholders named in this prospectus or any supplement hereto.
(3)	Assumes that the selling shareholders will sell all of the common shares being offered hereby.
(4)	Calculated on the basis of an aggregate of 77,421,624 common shares outstanding, assuming the conversion of all outstanding preferred shares and convertible common shares using an adjusted conversion price of $11.43 in effect as of September 30, 2005 on an as adjusted basis to give effect to the issue and sale by us of 8,843,500 common shares on October 7, 2005 and 375,000 of our series D perpetual preferred shares on October 7, 2005.
(5)	Craig Huff is a principal equity owner of Reservoir Capital Group, L.L.C. (the “Reservoir Capital Group”). The Reservoir Capital Group indirectly owns an interest in Anchorage Capital Master Offshore, Ltd. Mr. Huff is a member of the Board of Directors of PXRE Group Ltd. See also footnote 13 below.
(6)	J. Carlo Cannel is the investment advisor to Anegada Master Fund, Ltd. and Tonga Partners, L.P. Mr. Cannel has voting and investment control over the common shares beneficially owned by Anegada Master Fund, Ltd. and Tonga Partners, L.P. which are being offered hereby.
(7)	Capital Z Financial Services Fund II, L.P. (“Capital Z Fund II”) owns 100% of the membership interests of CapZ PXRE Holdings, LLC (“CapZ Holdings”). Capital Z Financial Services Private Fund II, L.P. (“Capital Z Private Fund II” and together with Capital Z Fund II, the “Capital Z Funds”) owns 100% of the membership interests of CapZ PXRE Holdings Private, LLC (“CapZ Holdings Private”). Capital Z Fund II and Capital Z Private Fund II have the same ultimate general partner. The Capital Z Funds may be deemed to beneficially own 3,168.532 of our convertible preferred shares. In addition, an affiliate of the Capital Z Funds, Capital Z Management, LLC (“Capital Z Management” and together with the Capital Z Funds, “Capital Z”), beneficially owns 12,500 of our common shares and options, which are exercisable within sixty days, to purchase an additional 8,333 of our common shares. On a fully converted basis using an adjusted conversion price of $11.43 in effect as of September 30, 2005 on an as adjusted basis to give effect to the issue and sale by us of 8,843,500 common shares on October 7, 2005 and 375,000 of our series D perpetual preferred shares on October 7, 2005, Capital Z may be deemed to beneficially own 9,016,491 of our common shares (including the 1,818,181 common shares being offered hereby by CapZ Holdings and CapZ Holdings Private). Capital Z may be deemed to beneficially own approximately 9.3% of our outstanding common shares (on a fully converted basis using an adjusted conversion price of $11.43 in effect as of September 30, 2005 on an as adjusted basis to give effect to the issue and sale by us of 8,843,500 common shares on October 7, 2005 and 375,000 of our series D perpetual preferred shares on October 7, 2005) after the completion of the offering of the 1,818,181 common shares being offered hereby by CapZ Holdings and CapZ Holdings Private. Bradley Cooper is an officer and director of Capital Z. Jonathan Kelly is an employee of Capital Z. Mr. Cooper and Mr. Kelly are members of the Board of Directors of PXRE Group Ltd.
(8)	D.E. Shaw & Co. L.P. is the investment advisor to D.E. Shaw Investment Group, L.L.C. and D.E. Shaw Valence Portfolios, L.L.C. D.E. Shaw & Co. L.P. has voting and investment control over the common shares beneficially owned by D.E. Shaw Investment Group, L.L.C. and D.E. Shaw Valence Portfolios, L.L.C. which are being offered hereby.
(9)	Wayne K. Goldstein and Robert I. Usdan have voting and investment control over the common shares beneficially owned by Endicott Partners, L.P., Endicott Partners II, L.P., Endicott Offshore Investors, Ltd., Engineers Joint Pension Plan & Trust, International Bancshares Corporation Employees Profit Sharing Plan & Trust and EHL Endicott Limited which are being offered hereby.
(10)	Eton Park Capital Management, L.P. has voting and investment control over the common shares beneficially owned by Eton Park Master Fund, Limited and Eton Park Fund, L.P. which are being offered hereby.

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(11)	Perry Corp. is the managing general partner of Perry Partners L.P. and the investment manager of Perry Partners International, Inc. Perry Corp. has voting and investment control over the common shares beneficially owned by Perry Partners L.P. and Perry Partners International, Inc. which are being offered hereby.
(12)	The series D perpetual preferred shares beneficially owned by Reservoir Capital Partners, L.P., Reservoir Capital Investment Partners, L.P., Reservoir Capital Master Fund, L.P. and Reservoir Capital Master Fund II, L.P. (collectively, the “Reservoir Selling Shareholders”) were mandatorily exchanged into our class B convertible common shares on November 18, 2005, and the common shares issuable upon the conversion of such class B convertible common shares are being registered hereby for resale by the Reservoir Selling Shareholders or any other selling shareholder named in a supplement hereto.
(13)	Reservoir Capital Group, L.L.C. (the “Reservoir Capital Group”) is the general partner of each Reservoir Selling Shareholder. On a fully converted basis using the adjusted conversion price of $11.43 in effect as of September 30, 2005 on an as adjusted basis to give effect to the issue and sale by us of 8,843,500 common shares on October 7, 2005 and 375,000 of our series D perpetual preferred shares on October 7, 2005, the Reservoir Capital Group may be deemed to beneficially own, directly or through the Reservoir Selling Shareholders and other affiliates, an aggregate of 4,951,687 of our common shares, comprised of 1,588.492 of our convertible preferred shares, 3,399,020 of our convertible common shares (which includes the 1,818,181 common shares being offered hereby by the Reservoir Selling Shareholders upon the conversion of 1,818,181 convertible common shares), 157,850 of our common shares (of which 7,500 are restricted common shares) and options, which are exercisable within sixty days, to purchase an additional 5,000 of our common shares. The Reservoir Capital Group may be deemed to beneficially own approximately 4.0% of our outstanding common shares (on a fully converted basis using an adjusted conversion price of $11.43 in effect as of September 30, 2005 on an as adjusted basis to give effect to the issue and sale by us of 8,843,500 common shares on October 7, 2005 and 375,000 of our series D perpetual preferred shares on October 7, 2005) after the completion of the offering of the 1,818,181 common shares being offered hereby by the Reservoir Selling Shareholders. Craig Huff is a principal equity owner of the Reservoir Capital Group and a member of the Board of Directors of PXRE Group Ltd. See also footnote 5 above.
(14)	A holder of more than 5% of the limited partnership interests in Reservoir Capital Partners, L.P. is controlled by Richard E. Rainwater. Mr. Rainwater has the right to elect a member of the Board of Directors of PXRE Group Ltd. through his ownership of our series C preferred shares and series C convertible common shares.
(15)	Yale M. Fergang and Robert W. Medway have voting and investment control over the common shares beneficially owned by Royal Capital Value Fund, LP, Royal Capital Value Fund (QP), LP, RoyalCap Value Fund, Ltd. and Seneca Capital, LP (collectively, the “Royal Capital Selling Shareholders”) which are being offered hereby. Mr. Fergang and Mr. Medway also have voting and investment control over an additional 1,626,100 of our common shares (including 1,551,000 common shares which are beneficially owned by the Royal Capital Selling Shareholders) which are not being offered hereby. Mr. Fergang and Mr. Medway may be deemed to beneficially own approximately 2.1% of our outstanding common shares (on a fully converted basis using an adjusted conversion price of $11.43 in effect as of September 30, 2005 on an as adjusted basis to give effect to the issue and sale by us of 8,843,500 common shares on October 7, 2005 and 375,000 of our series D perpetual preferred shares on October 7, 2005) after the completion of the offering of the 1,545,454 common shares being offered hereby by the Royal Capital Selling Shareholders.
(16)	Scott Bommer has voting and investment control over the common shares beneficially owned by SAB Capital Partners, L.P., SAB Capital Partners II, L.P. and SAB Overseas Master Fund, L.P. which are being offered hereby.
(17)	Scopia Management, Inc. is the investment manager to Scopia Partners LLC, Scopia Partners QP LLC, Scopia PX LLC, Scopia Long LLC, Scopia International Limited and Scopia PX International Limited (collectively, the “Scopia Selling Shareholders”). Scopia Management, Inc. has voting and investment control over the common shares beneficially owned by the Scopia Selling Shareholders which are being offered hereby. Scopia Management, Inc. may be deemed to beneficially own approximately 2.2% of our outstanding common shares (on a fully converted basis using an adjusted conversion price of $11.43 in effect as of September 30, 2005 on an as adjusted basis to give effect to the issue and sale by us of 8,843,500 common shares on October 7, 2005 and 375,000 of our series D perpetual preferred shares on October 7, 2005) after the completion of the offering of the 402,546 common shares being offered hereby by the Scopia Selling Shareholders.
(18)	David E. Smith and Christopher D. Petitt have voting and investment control over the common shares beneficially owned by The Coast Fund L.P. which are being offered hereby.

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PLAN OF DISTRIBUTION

Resales by Selling Shareholders

     We are registering the common shares on behalf of the selling shareholders. Any or all of the selling shareholders may offer the common shares from time to time, either in increments or in a single transaction. The selling shareholders may also decide not to sell all of the common shares they are allowed to sell under this prospectus. The selling shareholders will act independently of PXRE in making decisions with respect to the timing, manner and size of each sale.

Costs and Commissions

     We will pay all costs, expenses and fees in connection with the registration of the common shares. The selling shareholders will pay all brokerage commissions, discounts and other expenses, if any, relating to the sale of common shares.

Types of Sale Transactions

     The selling shareholders may sell the common shares described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of common shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling shareholders may also transfer, devise or gift these shares by other means not described in this prospectus. As a result, pledgees, donees, transferees or other successors-in-interest that receive such shares as a gift, partnership distribution or other transfer may offer shares covered by this prospectus. In addition, if any common shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act, the selling shareholders may sell such shares under Rule 144 rather than pursuant to this prospectus.

     The selling shareholders may sell the common shares from time to time in one or more transactions:

•	at fixed prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

     The selling shareholders may offer the common shares in one or more of the following transactions (which may include block trades and crosses):

•	on any national securities exchange or quotation service on which our common shares may be listed or quoted at the time of sale, including the New York Stock Exchange;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through put or call options;

•	by pledge to secure debts and other obligations;

•	by a combination of the above methods of sale; or

•	to cover short sales.

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in the resales. The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, and in connection with those transactions, broker-dealers or other financial institutions may engage in short sales of our common shares. The selling shareholders also may sell common shares short and deliver the common shares to close out such short positions; provided that the short sale is made after the registration statement has been declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling shareholders also may enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the shares, which the broker-dealer or other financial institution may resell pursuant to this prospectus. The selling shareholders also may loan or pledge the common shares to a broker, dealer or other financial institution, and upon a default, the broker, dealer or other financial institution may effect sales of the loans or pledged shares pursuant to this prospectus.

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     The selling shareholders and any underwriters, broker-dealers or agents that act in connection with the sale of the common shares may be deemed “underwriters” within the meaning of the Securities Act. As underwriters, any profits on the resale of the shares sold by them while acting as principals and any compensation to be received by an underwriter, broker-dealer or agent could be deemed underwriting discounts or commissions under the Securities Act.

     To our knowledge, the selling shareholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the common shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of common shares by the selling shareholders.

Indemnification

     The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of common shares against certain liabilities, including liabilities arising under the Securities Act.

Prospectus Delivery Requirements

     Because a selling shareholder may be deemed an underwriter, the selling shareholder must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act. This might include delivery through the facilities of the New York Stock Exchange in accordance with Rule 153 under the Securities Act.

Arrangements With Broker-Dealers

     Upon our being notified by the selling shareholders that any material arrangement has been entered into with a broker-dealer for the sale of common shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing relevant information regarding such arrangement.

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LEGAL MATTERS

     Certain legal matters with respect to Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda.

EXPERTS

     The consolidated financial statements and financial statement schedules of PXRE Group Ltd. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports refer to the adoption of FASB Interpretation No. 46R “Consolidation of Variable Interest Entities,” during 2004.

CERTAIN ERISA CONSIDERATIONS

     Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which we refer to as a “plan,” should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in our common shares. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

     ERISA Section 406 and Code Section 4975 generally prohibit transactions between plans, individual retirement accounts and other arrangements including individual retirement accounts and Keogh plans that are subject to ERISA and/ or Section 4975 of the Code (also “plans”), and “parties in interest” within the meaning of ERISA or “disqualified persons” within the meaning of the Code. Prohibited transactions within the meaning of ERISA or the Code could arise, for example, if our common shares are acquired by or with the assets of a plan with respect to which we or one of our subsidiaries or affiliates is a service provider, unless our common shares are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

     The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of our common shares. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

     Unless otherwise specified in the applicable prospectus supplement, our common shares may not be purchased or held by any plan, any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction. Unless otherwise specified in the applicable prospectus supplement, any purchaser, including any fiduciary purchasing on behalf of a plan, or holder of our common shares will be deemed to have represented, in its corporate and fiduciary capacity, by its purchase and holding thereof that it either (a) is not a plan or a Plan Asset Entity and is not purchasing our common shares on behalf of or with “plan assets” of any plan or (b) or such purchase and holding will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

     Under ERISA, assets of a plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the plan has invested. Accordingly, insurance company general accounts that include assets of a plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing our common shares on behalf of or with “plan assets” of any plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14.

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     Purchasers of our common shares have exclusive responsibility for ensuring that their purchase and holding of our common shares do not violate the prohibited transaction rules of ERISA or the Code.

BERMUDA MONETARY AUTHORITY

     The Bermuda Monetary Authority has classified us as a non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to convert currency, other than Bermuda dollars, held for our account to any other currency, to transfer funds in and out of Bermuda or to pay dividends or other forms of payment to non-Bermuda residents who are shareholders or holders of our other securities, other than in Bermuda dollars.

     We have obtained the permission of the Bermuda Monetary Authority for the issuance and free transferability of our share capital that we may offer as described in this document to and between non-residents of Bermuda for exchange control purposes. This permission is subject to the condition that our common shares be listed on an appointed stock exchange, which includes the New York Stock Exchange. No further permission from the Bermuda Monetary Authority will be required to issue our shares or to transfer our shares between persons regarded as non-resident in Bermuda for exchange control purposes. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guaranty by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

Supervision, Investigation and Intervention

     The Bermuda Monetary Authority may appoint an inspector with extensive powers to investigate the affairs of an insurer if the Bermuda Monetary Authority believes that such an investigation is in the best interests of the insurer’s policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the Bermuda Monetary Authority, the Bermuda Monetary Authority may direct an insurer to produce documents or information relating to matters connected with its business. In addition, the Bermuda Monetary Authority has the power to require the production of documents from any person who appears to be in possession of such documents as the Authority may reasonably require for the performance of its functions under the Bermuda Insurance Act 1978 (the “Insurance Act”). The Bermuda Monetary Authority has the power in respect of a person registered under the Insurance Act, to appoint a professional person to prepare a report on any aspect of any matter about which the Bermuda Monetary Authority has required or could require information. If it appears to the Bermuda Monetary Authority to be desirable in the interests of the clients of a person registered under the Insurance Act, the Bermuda Monetary Authority may also exercise these powers in relation to any company that is or has at any relevant time been (a) a parent company, subsidiary company or related company of that registered person, (b) a subsidiary company of a parent company of that registered person, (c) a parent company of a subsidiary company of that registered person or (d) a company in the case of which a shareholder controller of that registered person, either alone or with any associate or associates, holds 50 per cent or more of the shares or is entitled to exercise, or control the exercise of more than 50 per cent of the voting power at a general meeting.

     If it appears to the Bermuda Monetary Authority that there is a risk of an insurer becoming insolvent, or that the insurer is in breach of the Insurance Act or any conditions imposed upon its registration, the Bermuda Monetary Authority may, among other things, direct the insurer (i) not to take on any new insurance business, (ii) not to vary any insurance contract if the effect would be to increase its liabilities, (iii) not to make certain investments, (iv) to liquidate certain investments, (v) to maintain in, or transfer to the custody of a specified bank, certain assets, (vi) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (vii) to limit its premium income. The Bermuda Monetary Authority intends to meet with each Class 4 insurance company on a voluntary basis, every two years.

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     The Bermuda Monetary Authority has also recently issued guidance notes on the application of the Insurance Act in respect of the duties, requirements and standards to be complied with by persons registered under the Insurance Act or otherwise regulated under it and the procedures and sound principles to be observed by such persons and by auditors, principal representatives and loss reserve specialists. The guidance notes reflect what the Authority regards as the minimum standard that it expects insurers and other relevant parties to observe at all times.

Disclosure of Information

     In addition to powers under the Insurance Act to investigate the affairs of an insurer, the Bermuda Monetary Authority may require certain information from an insurer (or certain other persons) to be produced to them. The Bermuda Monetary Authority has the power to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the Bermuda Monetary Authority must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the Bermuda Monetary Authority must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

     Under the Companies Act, the Minister of Finance has been given powers to assist a foreign regulatory authority that has requested assistance in connection with inquiries being carried out by it in the performance of its regulatory functions. The Minister’s powers include requiring a person to furnish information, to produce documents, to attend and to give assistance and answer questions in connection with inquiries. The Minister must be satisfied that the assistance requested by the foreign regulatory authority is for the purpose of its regulatory functions and that the request is in relation to information in Bermuda that a person possesses or controls. The Minister must consider, amongst other things, whether it is in the public interest to give the information.

UNENFORCEABILITY OF CERTAIN UNITED STATES JUDGMENTS

     PXRE Group Ltd. is organized under the laws of Bermuda. In addition, some of our directors and officers, as well as the experts named in this prospectus reside outside of the United States. A substantial portion of our and their assets are or may be located outside the United States. As a result it may not be possible for the holders of our common or preferred shares or holders of other securities to effect service of process within the United States upon us and them or to enforce against us and them in U.S. courts judgments based on the civil liability provisions of the securities laws of the United States. However, investors may serve us with process in the United States with respect to actions against us arising out of or in connection with violations of securities laws of the United States, relating to offers and sales of the securities covered by this prospectus, by serving CT Corporation, our United States agent irrevocably appointed for that purpose.

     In addition, there is significant doubt as to whether the courts of Bermuda would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the liability provisions of the securities laws of the United States or any state or hear actions brought in Bermuda against us or those persons based on those laws. We have been advised by our Bermuda legal counsel, Conyers Dill & Pearman, that the United States and Bermuda do not currently have as treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda Court as having jurisdiction over us or our directors or officers, as determined by reference to the Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws may not be enforceable in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

     U.S. statutory law and related regulations are not enforceable by original action in Bermuda and investors could not rely upon U.S. federal securities laws to assert a cause of action in the Bermuda courts. There are, however, remedies available under Bermuda common law, equity and under Bermuda statutes that would be available to investors in the Bermuda courts against the registrant, affiliates of the registrant, underwriters, or any named expert. These remedies will not be identical to the remedies available under U.S. statutory law and may not be as extensive.

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DIFFERENCE IN CORPORATE LAWS

     The Companies Act 1981 of Bermuda, which applies to us, differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of significant provisions of the Companies Act, including modifications adopted pursuant to the bye-laws, applicable to us which differ in some respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

Alternate Directors

     Bermuda law provides that each director may appoint an alternate director, who shall have the power to attend and vote at any meeting of the board of directors or committee at which that director is not personally present and to sign written consents in place of that director. Delaware law does not provide for alternate directors.

Committees of the Board of Directors

     Our bye-laws provide, as permitted by Bermuda law, that the board of directors may delegate any of its powers to committees that the board appoints, and those committees may consist partly or entirely of non-directors. Delaware law allows the board of directors of a corporation to delegate many of its powers to committees, but those committees may consist only of directors.

Fiduciary Duties of Directors and Officers

     In addition to common law fiduciary duty to us, the Companies Act imposes the following fiduciary duties on each director and officer:

     Duty to act honestly and in good faith with a view to the best interests of the company. In conflict of interest situations, a director or officer must place the best interests of the company above the director’s own personal interests. A director or officer may not use his or her position as a director or officer to make a personal profit from opportunities that rightfully belong to the company.

     Duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director or officer must act reasonably in accordance with the level of skill expected from a person of his or her knowledge and experience. A director must attend diligently to the company’s affairs, but may, in doing so, act on an intermittent, rather than a continuous, basis. A director or officer may delegate management functions to suitably qualified persons, although the director or officer will not avoid duty by delegation to others.

     These two duties are similar to the duty of loyalty and the duty of care that directors and officers have under Delaware law. Delaware courts generally presume that directors have fulfilled their duty of care so long as their conduct does not involve fraud, illegality, conflict of interest, lack of a rational business purpose or gross negligence. A Bermuda court is likely to interfere with decisions of directors only if the directors acted in bad faith or exceeded the powers granted to them under a company’s bye-laws, or it the court finds that no reasonable board of directors could have come to the decision that was reached.

     Under Bermuda law, directors and officers owe fiduciary duties to the company as a whole and not to shareholders individually. If a company suffers any losses due to acts or omissions of its directors or officers that constitute a breach of their duties to the company, then the company may be able to recover its losses from those directors or officers. Examples of this type of situation would be misappropriation of the company’s assets or transactions undertaken on behalf of the company for an unlawful purpose. Under Delaware law, directors and officers owe fiduciary duties to both the corporation and its shareholders.

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Interested Director Transactions

     Bermuda law and our bye-laws provide that any transaction entered into by us in which a director has an interest is not voidable by us nor can the director be liable to us for any profit realized pursuant to the transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors or in writing to the directors. Under Delaware law, this type of transaction would not be voidable if:

•	the material facts as to the director’s relationship or interest and as to the transaction are disclosed or are known to the board of directors, and the board, in good faith, authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

•	the material facts as to the director’s relationship or interest and as to the transaction are specifically approved, in good faith, by vote of the shareholders; or

•	the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors or the shareholders.

     Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

Business Combinations

     A Bermuda company may not enter into business combinations with its large shareholders or affiliates, without obtaining prior approval from its board of directors and, in certain instances, its shareholders. Examples of business combinations include mergers, asset sales and other transactions in which a large shareholder or affiliate receives or could receive a financial benefit that is greater than that received or to be received by other shareholders. A Delaware company may not enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder unless it obtained either:

•	prior approval from its board of directors of the business combination or transaction, which resulted in the person becoming an interested shareholder; or

•	simultaneous or subsequent approval by its board of directors and a supermajority of its shareholders.

     Notwithstanding the previous sentence, the prior approval of its board of directors and/or a supermajority of its shareholders would not be required if, upon consummation of the transaction which resulted in the person becoming an interested shareholder, the interested shareholder owned at least 85% of the outstanding voting shares at the time the transaction commenced or if the company expressly opted out of this statute in its articles of incorporation. Under Delaware law, an interested shareholder is someone who, together with its affiliates and associates, owns 15% or more of our outstanding voting shares.

Mergers and Similar Arrangements

     We may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda of which the business is within the business purposes as set forth in our memorandum of association. We may, with the approval of a majority of votes cast at a general meeting of our shareholders at which a quorum is present, amalgamate with another Bermuda company or with a body incorporated outside of Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of the shareholder’s shares if the shareholder is not satisfied that fair value has been paid for the shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with some exceptions, a merger, consolidation or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote on the transaction (rather than, as in Bermuda, a majority of votes cast). Delaware law also provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of share capital. Upon this type of merger and unless the parent corporation owns 100% of the subsidiary’s shares, dissenting shareholders of the subsidiary would have appraisal rights for the shares of the subsidiary.

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Takeovers

     Bermuda law provides that where an offer is made for shares of a company and within four months of the offer the holders of not less than 90% of the shares which are the subject of the offer accept the offer, the company may, by notice, require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its direction to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. There are no directly comparable provisions under Delaware law, although as set forth above under “Mergers and Similar Arrangements,” a parent corporation holding 90% of a subsidiary’s shares could cause a merger of that subsidiary, which would give any minority shareholders dissenter rights.

Shareholder’s Suit

     The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to a company where the act complained of is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where any act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in this type of an action generally would be able to recover a portion of attorneys’ fees incurred in connection with the action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of the director’s or officer’s duties, except with respect to any fraud or dishonesty of the director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In these types of actions, the court has discretion to permit the winning party to recover its attorneys’ fees.

Limitation of Liability of Directors and Officers

     Our bye-laws provide that we and our shareholders waive all claims or rights of action that we or they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of that director’s or officer’s duties. However, this waiver does not apply to claims involving fraud or dishonesty. This waiver may have the effect of barring claims arising under U.S. federal securities laws. Under Delaware law, a corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, share repurchases or share redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws. Our bye-laws do not provide for these specific types of limitation of liability of our directors and officers.

Indemnification of Directors

     In accordance with Bermuda law, we may indemnify our directors or officers in their capacity as directors or officers against all civil liabilities for any loss arising out of, or liability attaching to them by virtue of, any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the company other than in respect of the director’s or officer’s fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding by reason of his or her position if:

•	the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation; and

•	with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

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Enforcement of Judgments and Other Matters

     We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether:

•	an investor would be able to enforce, in the courts of Bermuda, judgments of United States courts against us or our directors or officers, as well as the experts name in this prospectus, based on the civil liability provisions of the United States federal securities laws; or

•	an investor would be able to bring an original action in the courts of Bermuda to enforce liabilities against us or our directors and officers, as well as the experts name in this prospectus, based solely on United States federal securities laws.

     We also have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for enforcement of judgments based on securities laws, and there are grounds upon which Bermuda courts may decide not to enforce judgments of Unites States courts. Certain remedies available under the laws of United States jurisdictions, including some remedies available under the United federal securities laws, may not be allowed in Bermuda courts as contrary to Bermuda public policy. See also “Unenforceability of Certain United States Judgments.”

Inspection of Corporate Records

     Members of the general public have the right to inspect our public documents at the office of the Registrar of Companies in Bermuda, which will include our memorandum of association, including its objects and powers, and any alteration to our memorandum of association and documents relating to any increase or reduction of authorized share capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements (and, if applicable, summarized financial statements), which must be presented to the general meeting of shareholders. The register of our shareholders is also open to inspection by shareholder without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but may establish a branch register outside Bermuda. We are required to keep at our registered office a register of our directors and officers, which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list, share ledger and its other books and records for any purpose reasonably related to the person’s interest as a shareholder.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

SEC registration fee	$ 53,487
New York Stock Exchange listing fee	$163,636
Accounting fees and expenses	$ 15,000
Legal fees and expenses	$105,000
Miscellaneous expenses	$ 62,877

Total	$400,000

     All of the amounts shown are estimates except the SEC registration fee and the New York Stock Exchange listing fee. We will pay all expenses of registration, issuance and distribution of the common shares being sold by the selling shareholders, excluding fees and expenses of counsel to the selling shareholders and any brokerage commissions, discounts and fees and other expenses relating to the sale of the common shares, which shall be borne by the selling shareholders.

Item 15. Indemnification of Directors and Officers.

     (a) Indemnification.    PXRE Group Ltd. is a Bermuda company. Section 98 of the Companies Act 1981 of Bermuda (the “Act”) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermudian company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or they are acquitted or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Act.

     We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors to the maximum extent permitted under the Act.

     (b) Insurance.    There is in effect a Claim-Made and Reported Directors, Officers and Company Liability Policy (“Policy”) with Twin City Fire Insurance Company, a subsidiary of The Hartford, which insures losses incurred as a result of claims alleging wrongful acts committed by the directors and officers of PXRE Group Ltd. and its subsidiaries (with “subsidiary” defined as any corporation in which more than 50% of the outstanding securities or voting rights for election of directors is owned by the PXRE Group Ltd.), hereinafter collectively referred to as “the Company.”

     The Policy coverages fall into the following three categories, each of which is described further below: (A) Directors’ and Officers’ Liability; (B) Company Reimbursement; and (C) Company Securities Claim Liability. By way of endorsement the Policy also covers certain employment practices claims.

     The term “loss” is defined as sums which directors and officers or, with respect to Coverage C (Securities Claim Liability), the Company, are liable to pay as a result of a covered claim insured by the Policy, including claims expenses, compensatory damages, settlement amounts, legal fees and costs, but excluding fines, penalties, taxes or matters uninsurable by law. The Policy does contain an endorsement making clear that the parties intend that the Policy cover punitive damages and prohibits the insurer from contending that such punitive damages are uninsurable.

     As a “Claims Made and Reported” type coverage, the Policy covers claims only if one or more directors or officers of the Company reports the claim to the insurer within 60 days after termination of the Policy Period (November 20, 2005 to November 20, 2006) or during the “Discovery Period” (12 months after the cancellation or non-renewal of the Policy) and the alleged wrongful act takes place during or prior to the Policy Period.

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     I.      POLICY COVERAGES

     (A)      Directors’ and Officers’ Liability:

     The Policy insures the directors and officers of the Company against loss arising from any claim made against such directors or officers for a wrongful act (such as any actual or alleged error or misstatement or misleading statement or act, omission, neglect or breach of duty) committed or attempted by such officer or director in his or her capacity as such, or in an “outside position” (an executive position held by a director or officer in a nonprofit entity provided such service is with the consent of the Company). By way of endorsement, coverage is also provided to employees of the Company if the claim against the employee is also made against one or more directors and officers, and the claim does not allege failure to render services to persons other than the Company.

     (B)      Company Reimbursement:

     The Policy insures the Company against loss for which the Company has, to the extent permitted or required by law, indemnified the directors and officers, and which the directors and officers are legally obligated to pay as a result of a claim first made during the Policy Period or Discovery Period.

     (C)      Company Securities Claim Liability:

     The Policy provides coverage to the Company against losses resulting from a securities claim. “Securities claim” is defined as a claim: (a) alleging a violation of the Securities Act, Exchange Act or any similar statutes, common law or rules or regulations; or (b) arising from the purchase or sale of, or offer to purchase or sell, any securities issued by the Company.

     (D)      Employment Practice Claims:

     By way of endorsement, coverage is extended to cover employment practice claims, including wrongful dismissal, discharge or termination of employment, sexual harassment of employees, employment discrimination, wrongful failure to hire or promote, or failure to grant tenure.

     II.      POLICY EXCLUSIONS

     Among other exclusions, the Policy does not provide coverage for loss in connection with claims relating to (1) any deliberately dishonest, malicious or fraudulent act or omission, any willful violation of law; or (2) a director or officer’s gaining in fact any personal profit, remuneration or advantage to which they were not legally entitled. In the event that a factual dispute arises with respect to such claims, the Company has the right to refer the dispute to binding arbitration. Also excluded are claims for any accounting for profits for the purchase or sale of securities of the Company within the meaning of Section 16(b) of the Exchange Act or similar provision of any federal, state, local or common law.

     Claims brought by or on behalf of the Company (or any director or officer) are excluded from coverage, except for claims involving derivative actions by security holders who are not directors and officers, wrongful termination or discrimination claims brought by a former director or officer, a claim for contribution or indemnity resulting from a claim covered under the Policy; and a covered claim by an employee of the Company. The Policy excludes “Errors and Omissions” from coverage (i.e., claims alleging mishandling of insurance and reinsurance policies, including cancellation, failure to renew or make payment under a policy).

     III.      POLICY LIMITS AND COVERAGE LAYERS

     The aggregate limit of liability is $10,000,000 per policy year (subject to a $5,000,000 self insured retention), including claims expenses. Excess coverage over this primary layer is provided as follows: St. Paul Travelers ($5,000,000 excess of $10,000,000), Ace American Insurance Company ($5,000,000 excess of $15,000,000), New Hampshire Insurance Company ($5,000,000 excess of $20,000,000), Axis Reinsurance Company ($5,000,000 excess of $25,000,000), Max Re Ltd. ($10,000,000 excess of $30,000,000) and Starr Excess Liability Insurance Company Ltd. ($10,000,000 excess of $40,000,000).

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Item 16. Exhibits and Financial Statement Schedules.

     The attached index to exhibits is incorporated by reference in this Item 16.

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during the period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda, on the 22 day of November, 2005.

PXRE GROUP LTD. (Registrant)

By: /s/ Jeffrey L. Radke Name: Jeffrey L. Radke Title: President and Chief Executive Officer

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POWERS OF ATTORNEY

     Know all persons by these presents, that each person whose signature appears below constitutes and appoints Jeffrey L. Radke and John M. Modin, and each of them, with full power to act without the other, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign this registration statement, any and all amendments thereto (including post-effective amendments), any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and any amendments thereto and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the date indicated.

Signature	Title

/s/ Jeffrey L. Radke

Jeffrey L. Radke	President and Chief Executive Officer (Principal Executive Officer)

/s/ John M. Modin

John M. Modin	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Gerald L. Radke

Gerald L. Radke	Chairman and Director

/s/ F. Sedgwick Browne

F. Sedgwick Browne	Director

/s/ Bradley E. Cooper

Bradley E. Cooper	Director

/s/ Robert W. Fiondella

Robert W. Fiondella	Director

/s/ Craig A. Huff

Craig A. Huff	Director

/s/ Mural R. Josephson

Mural R. Josephson	Director

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Signature	Title

/s/ Jonathan Kelly

Jonathan Kelly	Director

/s/ Wendy Luscombe

Wendy Luscombe	Director

/s/ Philip R. McLoughlin

Philip R. McLoughlin	Director

/s/ Jeffrey L. Radke

Jeffrey l. Radke	Director

/s/ Robert M. Stavis

Robert M. Stavis	Director

By: /s/ John M. Modin

John M. Modin
Authorized U.S. Representative

Dated: November 22, 2005

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INDEX TO EXHIBITS

Exhibit Number	Description

4.1	Bye-laws of PXRE Group Ltd., as amended through November 18, 2005.

4.2†	Memorandum of Association of PXRE Group Ltd. (incorporated by reference to Exhibit No. 3.1 to PXRE Group Ltd.'s Form S-4 Registration Statement dated August 18, 1999 (File No. 333-85451)).

4.3†	Form of Specimen Certificate for PXRE's Common Shares (incorporated by reference to Exhibit No. 4.1 to PXRE Group Ltd.'s Form S-4 Registration Statement dated August 18, 1999 (File No. 333-85451)).

4.4†	Letter Agreement dated August 4, 2004 by and among Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., RER Reinsurance Holdings, L.P., SAB Capital Advisors, L.L.C. and Robert M. Stavis (incorporated by reference to Exhibit No. 4.16 to PXRE Group Ltd.’s Registration Statement on Form S-3, File No. 333-118057).

4.5†	Consent of Holders of Preferred Shares and Convertible Common Shares (incorporated by reference to Exhibit 4.18 to PXRE Group Ltd.’s Registration Statement on Form S-3, File No. 333-128354).

4.6†	Consent of the holders of Series A Convertible Voting Preferred Shares, Series B Convertible Voting Preferred Shares and Series C Convertible Voting Preferred Shares regarding authorization of additional Class A Convertible Voting Common Shares, Class B Convertible Voting Common Shares and Class C Convertible Voting Common Shares (incorporated by reference to Appendix VII to PXRE Group Ltd.’s Definitive Proxy Statement on Form DEF 14A filed on October 20, 2005).

5.1	Opinion of Conyers Dill & Pearman as to the legality of the Common Shares issued by PXRE.

23.1	Consent of KPMG LLP.

23.3	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).

24.1	Powers of Attorney for PXRE (included on signature page).

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†      Filed previously.